Exhibit 99.5
Third Quarter Results November 4, 2005

Safe Harbor Statement This presentation may contain statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today's press release, in the management discussion and analysis section of our interim and most recent annual financial statements or in other reports and filings with the Securities and Exchange Commission and applicable Canadian securities regulatory authorities. We do not undertake any duty to update any forward- looking statements.

Business Update Third Quarter 2005

Corporate Highlights During the third quarter, we reorganized into three separate business units in order to better focus our resources OnSite Generation is now led out of Belgium, Power Systems continues to be led out of Canada (Mississauga), and Test Systems remains headquartered in British Columbia Stuart Energy is now substantially integrated, driving revenue growth Industry dynamics continue to favor hydrogen sector Recently passed U.S. Energy Bill Higher oil and natural gas costs Recent natural disasters disrupting North American hydrogen supplies

Strategic Business Units Power Systems Test Systems OnSite Generation Product Offerings HyPM Fuel Cell Power modules 5 kW - 65 kW Hydrogen ICE-based modules Increments of 125 kW Integrated customer solutions Product Offerings HySTAT Modular Hydrogen Stations Electrolyzer-based - PEM Electrolyzer-based - alkaline Reformer-based Integrated customer solutions Product Offerings FCATS PEM Fuel Cell Test Stations High temperature test stations Diagnostic modules Custom products Testing services Positioned as the Hydrogen 'Go-To' Company

OnSite Generation Third Quarter 2005 Highlights: Consolidating our leading position in industrial markets and hydrogen highway applications Delivered eight units, including five electrolyzers for industrial hydrogen generation and three fueling stations for transportation infrastructure Delivered an electrolyzer to Air Liquide for BP's refueling station in Singapore, to refuel a DaimlerChrysler fleet of hydrogen vehicles Received an order from Florida Department of Environmental Protection (FDEP) to install a hydrogen refueling station at Orlando Airport for refueling TUG vehicles powered by hydrogen internal combustion engines Increased proposal activity for onsite hydrogen generation as a result of industrial hydrogen supply lines being seriously impaired by hurricane damage Leasing an electrolyzer for onsite hydrogen generator to a Canadian Crown corporation for industrial processing needs as a result of hurricane Katrina related disruption. A letter of intent for subsequent purchase was received

Power Systems Power Systems Power Systems Third Quarter 2005 Highlights: HyPM gaining global traction Delivered four units Six fuel cell backup power modules now delivered to APC for deployment at customer sites Successfully completed a forklift pilot deployment at FedEx Canada's facility at Toronto International Airport and GM automotive facility Preparing to install DC backup power unit at a Bell Canada telecom site Received new order for DC backup power unit from a leading U.S. telecom carrier Auxiliary power unit delivered to TACOM (US military) for testing and integration into light armored vehicle (LAV) Received orders for ten power modules predominantly for light mobility applications

Test Systems Third Quarter 2005 Highlights: Improved turnaround on deliveries Delivered 16 units New G100 product under development to meet lower price point demand Awarded contract for three Solid Oxide Fuel Cell (SOFC) test stations from world-leading original equipment manufacturer Received test station orders from new major automotive customers - now supplying test stations to virtually all global automotive companies developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology developing fuel cell technology

Financial Overview Third Quarter 2005

Revenues Highlights Revenues were $10.5 million for the three months ended September 30, 2005, representing a 200% increase over the prior year OnSite Generation revenues in North America were led by Chevron Corporation and emerging geographic markets requiring onsite hydrogen generating capacity Power Systems revenues were generated from customers across several vertical markets Revenues Three months ended September 30 Revenues by Business Unit 1st Qtr 1st Qtr FY04 3.5 FY05 10.5 OnSite Generation Power Systems Test Systems '04 0.7 1.1 1.7 '05 6.6 0.6 3.3 $M $M 200%

Revenues Highlights Revenues were $28.1 million for the nine months ended September 30, 2005, representing an increase of 152% over the prior period Organic growth of 13% for the nine months ended September 30, 2005 Power Systems achieved organic growth of 41%, prior to reflecting GM engineering services work completed in 2004 Revenues by Business Unit 1st Qtr 1st Qtr '04 11.2 '05 28.1 OnSite Generation Power Systems Test Systems '04 1 3.8 6.4 '05 17.1 2.7 8.3 $M $M Nine months ended September 30 152 % Revenues

Gross Profit Highlights Gross profit was 14.9%, reflecting the acquisition and integration of Stuart Energy Operations were reorganized into three separate business units in the third quarter Power Systems achieved 45.3% gross profit due to high margin contribution demonstrations Low margins in test due to use of older inventory with higher cost structure for delivery of product Gross Profit Three months ended September 30 Gross Profit by Business Unit 1st Qtr 1st Qtr '04 17.5 '05 14.9 OnSite Generation Power Systems Test Systems '04 23.4 18 14.6 '05 15.9 45.3 7% %

Gross Profit Highlights Gross profit was 13.1% for the nine months ended September 30, 2005, and was 17.7% prior to reflecting a $1.3 million fair value adjustment recognized on the acquisition of Stuart Energy Gross Profit Nine months ended September 30 Gross Profit by Business Unit 1st Qtr 1st Qtr '04 25.9 '05 13.1 OnSite Generation Power Systems Test Systems '04 15.7 24 28.6 '05 9.1 36 13.8% %

Cash Operating Expenses Highlights Cash operating expenses were $5.9 million excluding severance costs, a decrease of $2.9 million or 33.0% in 2005 Research and product development expenses are decreasing as products are now being commercialized Expect R&D to increase going forward to support the development and commercialization of fuel cell power products for backup power and light mobility applications Footnote: Cash operating expenses are defined as selling, general and administrative costs and research and product development expenditures. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Nine months ended September 30, 2005 $M 33.0% Cumulative Decrease 5.9 7.0 8.8 Q1 Q2 Q3 S,G&A 5.5 5.3 5 R&D 3.3 1.7 0.9

Net Loss and Non-cash Expenses Highlights Net loss decreased by 33.0% since the first quarter of 2005, reflecting synergies from the integration and operational realignment of Stuart Energy Cash loss decreased by 50.0% since the first quarter of 2005 Three months ended September 30, 2005 7.5 Q1 Q2 Q3 Cash Loss 8 6.4 3.9 Non-cash Expenses 3.2 3.1 3.6 $M Q1 Q2 Q3 Cash Loss 8 6.4 3.9 50.0 % Decrease in Cash Loss 3.9 6.4 8.0 $M 33.0 % Cumulative Decrease 9.5 11.2

Balance Sheet Highlights As at September 30, 2005 As at Sept 30 June 30 (in millions of dollars) As at Sept 30 June 30 (in millions of dollars) Change $ % Change $ % Comments Cash, Cash Equivalents & Short-term investments $ 90.9 $ 97.8 (6.9) (7.1) Loss before non-cash items and restructuring costs was $2.7 million, restructuring costs of $1.0 million, net changes in non-cash working capital of $3.1 million Accounts & Grants Receivable 10.0 9.7 0.3 2.1 Increased revenues during the quarter that were offset by collections from the second quarter Inventory 10.0 10.9 (0.9) (9.2) Decreased levels of work in progress and raw material for shipments during the quarter offset by projects in progress Accounts Payable 15.3 19.1 (3.8) (19.9) Payments for restructuring reserves established on the acquisition of Stuart Energy and timing of payments to suppliers

Order Backlog ($ M) June 30 Backlog $ Orders Received $ Orders Delivered $ September 30 Backlog $ OnSite Generation 12.3 2.5 6.5 8.3 Power Systems 1.5 1.0 0.6 1.9 Test Systems 5.3 2.2 3.4 4.1 Total 19.1 5.7 10.5 14.3 Highlights Power Systems orders include ten HYPM power modules weighted in light mobility applications New OnSite Generation orders dominated by new and repeat industrial hydrogen generation customers and partners As at September 30, 2005

Q3 Results (in $ millions) Footnote: EBITDA* is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, depreciation, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. 2005 2004 Change % Change Revenues 10.5 3.5 7.0 200 Gross Profit 1.6 0.6 1.0 167 % of Revenues 14.9 17.5 (2.6) Operating Expenses Selling, general and administrative 6.0 3.6 2.4 67 Research and development 0.9 1.5 (0.6) (40) Total operating expenses 6.9 5.1 1.8 35 EBITDA* (5.3) (4.5) 0.8 17

Nine-Month Results (in $ millions) Footnote: EBITDA* is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, depreciation, amortization, and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. 2005 2004 Change % Change Revenues 28.1 11.2 16.9 152 Gross Profit 3.7 2.9 0.9 30 % of Revenues 13.1 25.9 (12.8) Operating Expenses Selling, general and administrative 17.5 10.1 7.4 73 Research and development 5.9 6.7 (0.8) (12) Total operating expenses 23.4 16.8 6.6 39 EBITDA* (19.7) (13.9) (5.8) (41)

Take-aways Hydrogenics is POSITIONED Over 1,600 hydrogen-related installations over 57 years in over 100 countries with corresponding sales and service network Opportunities on the increase as industry drivers intensify Hydrogenics' roadmap is MARKET-BASED We work with the 'markets that matter' to advance the right products at the right time with the right business case Hydrogenics is DIVERSIFIED across early and future markets Hydrogenics continues to focus on the FUNDAMENTALS Profitable revenue growth Cost reductions/margin growth Disciplined management